 (An Exploration-Stage Company)

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited condensed consolidated interim financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the three months ended March 31, 2012 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This discussion and analysis of financial position and results of operations is prepared as at May 29, 2012 and should be read in conjunction with the audited annual consolidated financial statements of Esperanza for the year ended December 31, 2011 and the related notes thereto.

All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are in Canadian dollars except where noted.  These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Esperanza’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties identified elsewhere in this MD&A, actual results may differ materially from current expectations.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

Esperanza is a mineral exploration company focused on advancing the development of its principal property, the wholly-owned (subject to a 3% net smelter return royalty) Cerro Jumil gold project in Morelos State, Mexico.  In October of 2010 it announced a strategic investment which resulted in a 36% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.  This interest has subsequently declined to approximately 26%.  The Company continues to identify and explore precious metal projects in Mexico and Peru.

EXPLORATION REVIEW

Cerro Jumil, Mexico

In September 2011 the Company completed an updated Preliminary Economic Assessment (“PEA”) on the property.  The results of the of the study provide confidence that the project can be economically viable and Esperanza now plans to initiate a full feasibility study with a goal of ultimately advancing Cerro Jumil to production (refer to the news release dated September 13, 2011).  As a result the Company has made the decision to continue expansion drilling, optimize metallurgical testing and design and otherwise continue efforts to advance the project and prepare a full feasibility study. In February of 2011 the Company received agreement from the competent archaeological authorities in Mexico to allow mining activity in the Cerro Jumil project area subject to a program to excavate and salvage minor sites that had previously been identified. That program was completed and as a result additional areas have been approved for mining. Certain areas have been excluded from mining but the Company does not anticipate any significant impact on proposed operations. A final program will review certain additional areas for final release for mining purposes.

Pucarana, Peru

On March 5, 2007 the Company reached an agreement on the Pucarana, Peru mineral property with Estrella Gold Corporation (“Estrella”).  Pursuant to the agreement, Esperanza had an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year.  A cash payment of US$30,000 was paid on signing of the definitive agreement.

The Company drilled 1,482 meters in the first half of 2011, incurred exploration expenditures in excess of the US$650,000 requirement within the required time limits and exercised its option to acquire a 51% interest in the property.  The exploration expenditures in excess of US$650,000 were subject to proportionate contributions (51% Esperanza – 49% Estrella).  Estrella decided not to contribute their 49% share of the excess expenditures and as a result Esperanza’s interest in the property increased to 60% and Estrella was diluted to 40%.

Other Exploration

The Company has active prospecting programs in Mexico and Peru. In Mexico it controls three concessions totaling 44,333 hectares in the Biricu property in Guerrero, three concessions plus an option on two other concessions totaling 9,521 hectares in the El Canario project, Nuevo Leon, and three concessions totaling 12,510 hectares in the Gallos Blancos project, San Luis Potosi. The Company has granted an option to purchase the Biricu property to Citation Resources Inc. Agreements with all surface owners for the El Canario and Gallos Blancos projects have been made and drill permits have been applied for. All properties are early-stage exploration and are as yet undrilled.

In Peru the Company controls 10 projects totaling 16,853 hectares.  Votorantim Metais has an option to purchase agreement concerning the Guadelupe property. At the Pucarana property the company has earned a 60% ownership and is considering continued exploration and strategic alternatives. The Colqi Orcco property has been drill tested and will be abandoned in 2012. The remaining seven properties are early stage exploration, 100% owned by the company, and are being advanced through surface exploration to drill status.

Investment in Global Minerals Ltd.

At December 31, 2011 Esperanza had made a total investment of $4,048,938 in Global and owned 25,573,184 Global common shares.  In March of 2012 Esperanza purchased 3,333,333 units of a Global Minerals private placement at a price of $0.45 per unit for a total investment of $1,500,000.  Each unit was comprised of one common share and one common share purchase warrant.  As a result of this financing, the Company’s interest in Global was reduced to 26%.

CHANGES TO MANAGEMENT AND THE BOARD OF DIRECTORS

The Company appointed Greg Smith as the new President and Chief Executive Officer and Laurence Morris as the new Chief Operating Officer of the Company.  Both are highly experienced professionals previously involved with the success of Minefinders Corporation Ltd. (“Minefinders”), including the recent $1.5 billion acquisition of Minefinders by Pan American Silver Corp. Mr. Smith has also been appointed to the Board of Directors of Esperanza. The Company also appointed Marcel de Groot and Andrew Swarthout to the Board of Directors to fill the vacancies created by the resignations of Steve Ristorcelli and George Elliot.  Esperanza also added Mr. Daniel O’Flaherty as Executive Vice President, Corporate Development, Mr. Johannes J. Miller as Vice President, Operations and Ms. Kylie Dickson as Chief Financial Officer, to its management team.

Messrs. Ristorcelli and Elliott will continue to act as consultants to the Company and its’ Board of Directors. William Pincus has also resigned as the Company’s President and Chief Executive Officer and has been appointed Chairman of the Board of Directors of Esperanza.

Mr. Smith is the former Vice President, Finance and Chief Financial Officer for Minefinders Corporation Ltd. Mr. Smith is a Chartered Accountant with a breadth of experience in the mining industry focused on executive management, finance and capital markets. In his role at Minefinders Mr. Smith developed key financial and business strategies to help lead the company from an exploration company to a respected gold producer.  Prior to joining Minefinders Mr. Smith held management positions with the KPMG mining practice in Vancouver and with Goldcorp Inc.

Mr. Morris is a geologist and mining engineer with more than 30 years of experience in the metals and mining business. Mr. Morris has broad international experience in construction, operating and planning roles ranging from exploration stage to large scale operating mines in a variety of commodities and countries.  Most recently Mr. Morris held the position of Vice President of Operations for Minefinders.  In this position he oversaw all aspects of development, mining operations, exploration activities and resource management.  His operational leadership at the Dolores gold mine in Mexico led to significant improvements in operating efficiencies and production and ultimately to the acquisition of Minefinders. Prior to joining Minefinders Mr. Morris worked in mine management for First Quantum Minerals Ltd. in Zambia and Mauritania.

Mr. de Groot is a Chartered Accountant and co-founder and President of Pathway Capital Ltd., a Vancouver based venture capital company, that has played a significant role in the development of a number of mining companies including, Peru Copper Inc. (acquired by Aluminum Corporation of China (“Chinalco”) in 2007), Nautilus Minerals Ltd. and CIC Resources Inc.    Mr. de Groot is currently the Chairman of Luna Gold Corp. and a director of Keegan Resources Inc. and Sandstorm Metals and Energy Ltd.  Mr. de Groot is a former director of Underworld Resources Inc. which was acquired by Kinross Gold Corporation in 2010.

Mr. Swarthout is the Chief Executive Officer of Bear Creek Mining Corporation.  Prior to founding Bear Creek, Mr. Swarthout participated in several deposit discoveries and reserve expansions in North and South America, many of which are in now in production.  Mr. Swarthout is also experienced in project permitting and financing, as well as managing several prefeasibility and financial scoping studies.  Previously, Mr. Swarthout was the exploration manager (Mexico) for Kennecott Copper.  Mr. Swarthout is also a director of Sandstorm Gold Ltd. and Sandstorm Metals & Energy Ltd.

Prior to his role with Esperanza, Mr. O'Flaherty was a Director in the Investment Banking team of Scotia Capital focused exclusively on the metals and mining sector where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings. Over the past nine years, Mr. O'Flaherty has been directly involved in more than $20 billion of successful mining transactions. Mr. O’Flaherty holds a Bachelor of Commerce degree, with Honours, from the University of British Columbia.

A mine engineer by training, Mr. Miller’s experience combines engineering, operations, and project management. He has worked in a range of positions in open-pit and underground mines around the world, supervising all facets of mine engineering, operations, construction and development. Mr. Miller most recently held the position of Operations Manager for Minefinders Corporation Ltd. (“Minefinders”) where he oversaw development and operations at the Dolores open-pit heap leach gold mine in Mexico. Prior to that, Mr. Miller was a Planning Manager with First Quantum Minerals.

Ms. Dickson is a Canadian Chartered Accountant and was the Corporate Controller for Minefinders from 2007 through the acquisition of Minefinders by Pan American Silver in 2012. Prior to her role with Minefinders, Ms. Dickson was an Audit Manager with the mining group at KPMG LLP in Vancouver where she planned and executed audit and advisory engagements for public mining companies. Ms. Dickson will assume the Chief Financial Officer position following the completion and publication of the Company’s second quarter financial statements.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2012

The Company recorded a net loss of $2,935,424 for the three months ended March 31, 2012 (2011 - $1,496,618).  The net loss for 2012 was higher than in 2011 due to higher exploration expenses partially offset by higher interest income.  Exploration expenses were higher due to expansion drilling on the Cerro Jumil property, whereas there was no drilling program at Cerro Jumil in the first quarter of 2011.  Interest income was higher in 2012 because there was significantly more cash to invest than in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company started 2012 with working capital of $19,235,210 and had working capital of $15,912,260 at March 31, 2012.  The decrease in working capital was due to exploration expenditures incurred primarily on the Cerro Jumil property and due to the investment in Global Minerals Ltd.

On May 24, 2012 the Company completed a private placement of 24,000,000 special warrants (“Special Warrants”) at a price of $1.25 per Special Warrant (the “Issue Price”) for aggregate gross proceeds of $30 million (the “Offering”). The Offering was conducted through a syndicate of agents co-led by Cormark Securities Inc. and National Bank Financial Inc. and including Canaccord Genuity Corp. and Stonecap Securities Inc. (collectively, the “Agents”).  The Agents also partially exercised the Agents’ option and sold an additional 3,214,000 Special Warrants at the Issue Price for additional gross proceeds of approximately $4 million.  As consideration for their services in connection with the Offering, the Company has paid the Agents a cash commission equal to 6% of the proceeds of the Offering.  The net proceeds of the Offering of approximately $31.8 million will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes.  The Company believes that it has sufficient cash resources to cover its administrative costs and advance the Cerro Jumil project over the next twelve months.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

During the quarter ended March 31, 2012 Esperanza held an equity interest in Global of approximately 26%.  This investment is being accounted for by the equity method.    For the quarter ended March 31, 2012 Global reported a net loss of $1,394,788 and a comprehensive loss of $1,387,275.  The table below summarizes Global’s financial position as at March 31, 2012.

	March 31, 2012 $	December 31, 2011 $

Cash and cash equivalents	14,061,000	3,011,000
Other current assets	950,000	811,000
Long-term assets	3,912,000	3,668,000
Current liabilities	(639,000)	(404,000)
Net Assets	18,284,000	7,086,000

QUARTERLY INFORMATION

The following table sets out selected quarterly results which are stated in Canadian dollars except for per share amounts.

	2012	2011	2011	2011
Quarter Ended	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating expenses	$ 2,663,697	$ 1,759,292	$ 1,863,701	$ 2,628,399
Net income/(loss) for the period	(2,935,424)	(2,533,719)	23,598,910	(3,023,233)
Net earnings/(loss) per share (basic and diluted) (1)	$ (0.06)	$ (0.05)	$ 0.45	$ (0.05)

	2011	2010	2010	2010
Quarter Ended	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating expenditures	$ 1,119,695	$ 1,137,698	$ 1,102,780	$ 2,392,892
Net income/(loss) for the period	(1,496,618)	(1,140,904)	(1,082,621)	(2,381,439)
Net earnings/(loss) per share (basic and diluted)	$ (0.03)	$ (0.02)	$ (0.02)	$ (0.05)

(1)

The diluted loss per share for the quarter ended September 30, 2011 was $0.42.

2012

For the quarter ended March 31, 2012 the net loss was higher than for the prior quarter due to increased exploration expenditures partially offset by a reduced loss from its equity investment in Global.

2011

For the quarter ended December 31, 2011 Esperanza recorded a loss compared to net income in the prior quarter because in the fourth quarter there was no gain on the sale of a property interest such as San Luis.

For the quarter ended September 30, 2011 the Company recorded net income as opposed to a loss in the prior quarter due to the gain on sale of the San Luis property.

For the quarter ended March 31, 2011 the loss was higher than for the prior quarter due to the Company’s equity in the loss of Global Minerals Ltd. (“Global”).  Esperanza had acquired a significant interest in Global in early December 2010 and only recognized a small loss in the equity of Global for that quarter-end.

2010

For the quarter ended December 31, 2010 the loss was higher than in the prior quarter due to higher costs for exploration and investor relations and due to mineral property write-offs.

For the quarter ended September 30, 2010 the loss was lower than for the prior quarter mainly due to lower stock-based compensation expense.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2011 the Company paid $51,300 (2010 - $49,200) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services.  At March 31, 2012 the Company was indebted to Seabord in the amount of $nil (2011 - $127).  At March 31, 2012 Esperanza had a deposit for future services with Seabord amounting to $10,000 (2011 - $10,000) which was included in prepaid expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.  All balances due to related parties are included in accounts payable and accrued liabilities.

During the quarter ended March 31, 2012, Esperanza paid or accrued the following amounts for senior management as follows: Bill Pincus,  CEO & President - $40,723, the three Vice-Presidents, Steve Zuker, Bill Bond, and Paul Bartos $29,864 each.  David Miles, the chief financial officer and Kim Casswell, the corporate secretary, are employees of Seabord and received no management compensation directly from Esperanza.  Esperanza’s directors who are not part of management are paid directors’ fees.  For the quarter ended March 31, directors’ fees were accrued or paid in the following amounts: George Elliott - $7,500, Brian Bayley - $7,125 and Steve Ristorcelli - $6,625.

FUTURE ACCOUNTING CHANGES

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012.

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

 IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation—Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 7 Financial Instruments: Disclosures, introduces additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. This revised standard applies to annual periods beginning on or after January 1, 2013.

IAS 12 Deferred Tax: Recovery of Underlying Assets amends the current standard to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally be through sale.  As a result of the amendments, SIC-21 Income Taxes – Recovery of Revalued Non-depreciable Assets would no longer apply to investment properties carried at fair value.  The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.  This revised standard applies to annual periods beginning on or after January 1, 2012.

IAS 1 Presentation of Items of Other Comprehensive Income (“OCI”) revises the current standard regarding the way other comprehensive income is presented.  The amendments are as follows:

•

Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e. either as a single “statement of profit or loss and comprehensive income” or a separate statement of profit or loss and a statement of comprehensive income – rather than requiring a single continuous statement as was proposed in the exposure draft

•

Require entities to group items presented in OCI based on whether they are potentially re-classifiable to profit or loss subsequently, i.e. those that might be reclassified and those that will not be reclassified

•

Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax.

The revised standard is applicable to annual reporting periods beginning on or after July 1, 2012.

The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether it will early-adopt any of the new requirements.

FINANCIAL INSTRUMENTS

Financial Risk Management

Esperanza’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks.  By using this strategy the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments.  The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, the United States, Mexico and Peru.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies.  The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol.  A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Based on the net exposures as at March 31, 2012 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 55,100 in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at March 31, 2012 are mainly held in savings accounts and accordingly credit risk is minimized.  The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital resources as outlined in note 12 (b) of the March 31, 2012 condensed consolidated interim financial statements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.  The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a Preliminary Economic Assessment (“PEA”), which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study.   Esperanza’s main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

The Cerro Jumil project is near a known archeological site.  The Company has worked with the appropriate government archeological authority to determine any impacts proposed mining operations may have.  As a result of this work, the majority of the property has been declared or is anticipated to be declared open for mining activity. A small area, which is not expected to affect exploration and proposed mining programs, is now unavailable.

Esperanza is currently earning an interest in the El Canario property through an option agreement and acquisition of title to the property is only completed when the option conditions have been met.  These conditions generally include making property payments and incurring exploration expenditures on the properties.  If the Company does not satisfactorily complete the option conditions in the time frame laid out in the option agreement, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Commodity Price Risk

Esperanza is exposed to commodity price risk.  Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations.  Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

Esperanza has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development-stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration and development of and extraction of ore from mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.  Should such liabilities arise, they could reduce or eliminate future profitability, result in increased costs, have a material adverse effect on the Company’s financial results and cause a decline in the value of the securities of the Company.  Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

There are 51,432,321 common shares issued and outstanding and 3,826,000 stock options outstanding with exercise prices ranging between $0.69 and $1.91 per option and which expire from September 12, 2012 through to November 22, 2016.  All of the outstanding options have vested except for 125,000 options which were granted on November 22, 2011.  The Company has 3,062,846 common share purchase warrants outstanding with an exercise price of $2.75 per warrant.  These warrants expire on December 22, 2012.

As the result of the financing which was completed on May 24, 2012 the Company issued 27,214,000 special warrants at a price of $1.25.  Each Special Warrant, subject to the Penalty Provision (as defined below) and subject to adjustments in certain circumstances, will be exercisable into one unit of the Company (the “Units”), with each Unit comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant a “Warrant”) by the holders thereof at any time following the closing of the Offering for no additional consideration. Each Warrant will entitle the holder thereof to purchase one Common Share of the Company (a “Warrant Share”) until May 24, 2017 at an exercise price of $1.80 per Warrant Share.

All unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) September 25, 2012, and (b) the third business day after a receipt (the “Final Receipt”) is issued for a final prospectus (the “Prospectus”) by the securities regulatory authorities in each of the provinces of Canada, except Quebec, qualifying the securities to be issued upon the exercise of the Special Warrants.  Upon the exercise of all of the Special Warrants, the issued share capital of the Company will increase by 27,214,000 common shares.  This exercise would also result in an additional 13,607,000 common share purchase warrants outstanding which could be converted into a like number of common shares.